UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

National Securities Market Commission

Markets Area. Directorate of Supervision.

C/Edison 4

28006 - Madrid

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

In connection with the issue by Abengoa of convertible/exchangeable bonds for an amount of 400,000,000€ at 6.25% and due on 2019 (ISIN XS0875275819) traded in the multilateral negotiation system EuroMTF of Luxembourg (the “Bonds”) and following the relevant facts published, respectively, on 7, 8, 9 and 23 April 2015, with register numbers 221095, 221163, 221170 and 221676,  Abengoa announces the registration in the Commercial Registry of Seville on 4 May 2015 of the corresponding share capital increase for a total of 81,054,408 new Class B shares of the Company of one euro cent (0.01€) of face value each (the “Shares”), issued as a consequence of the conversion of Bonds for a total amount 238,300,000 euros. The share capital Abengoa has been increased for a total amount of 810,544.08 euros, being the final share capital of Abengoa after the share capital increase of  92,072,307.51 euros.

Likewise, the Company announces that the Shares have been admitted to trading on the Stock Exchanges of Madrid and Barcelona, through the interconnection system (Mercado Continuo), on the date hereof with effects as of 8 May 2015.

Seville, 7 May 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: May 7, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary